================================================================================

                                       UNITED STATES
                             SECURITIES AND EXCHANGE COMMISSION
                                   Washington, D.C. 20549
                              --------------------------------

                                        SCHEDULE TO
                                       (Rule 14d-100)
                 Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                           of the Securities Exchange Act of 1934
                              --------------------------------

                                       COORSTEK, INC.
                       (Name of Subject Company (Issuer))

                              KEYSTONE HOLDINGS LLC - OFFEROR
                       (Names of Filing Person (Offeror))

                           COMMON STOCK, PAR VALUE $.01 PER SHARE
                               (Title of Class of Securities)

                                        217020 10 6
                           (CUSIP Number of Class of Securities)

                              --------------------------------

             JOHN K. COORS                     JENNINGS J. NEWCOM, ESQ.
       C/O KEYSTONE HOLDINGS LLC              DAVIS GRAHAM & STUBBS LLP
           MAIL STOP VR 900                  1550 17TH STREET, SUITE 500
             P.O. BOX 4030                      DENVER, COLORADO 80202
      GOLDEN, COLORADO 80401-0030                   (303) 892-9400
-------------------------------------------------------------------------------

                 (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)


--------------------------------------------------------------------------------

                            Calculation of Filing Fee


               Transaction valuation         Amount of filing fee
                  NOT APPLICABLE                NOT APPLICABLE

--------------------------------------------------------------------------------

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:___________________
          Form or Registration No.:_________________
          Filing Party:_____________________________
          Date Filed:_______________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.

[_] issuer tender offer subject to Rule 13e-4.

[X] going-private transaction subject to Rule 13e-3.

[X] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            ADOLPH COORS, JR. TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    700,000
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   700,000
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            700,000
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 6.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            GROVER C. COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    681,753
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   681,753
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            681,753
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.8%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            MAY KISTLER COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    431,663
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   431,663
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            431,663
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            HERMAN F. COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    358,750
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   358,750
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            358,750
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            AUGUSTA COORS COLLBRAN TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    253,837
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   253,837
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            253,837
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 2.2%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            BERTHA COORS MUNROE TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    285,122
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   285,122
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            285,122
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 2.4%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            LOUISE COORS PORTER TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    230,055
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   230,055
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            230,055
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 2.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOSEPH COORS TRUST
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    62,500
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   62,500
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            62,500
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JANET H. COORS IRREVOCABLE TRUST FBO FRANK E. FERRIN
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    14,838
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   14,838
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,838
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JANET H. COORS IRREVOCABLE TRUST FBO JOSEPH J. FERRIN
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    14,838
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   14,838
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,838
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JANET H. COORS IRREVOCABLE TRUST FBO FRANCES M. BAKER
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            Colorado
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    14,839
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   14,839
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            14,839
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.1%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            00*
--------------------------------------------------------------------------------

* The reporting person is a trust.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            WILLIAM K. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    31,608
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   31,608
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            463,271
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.9%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOHN K. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    196,288*
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   196,288*
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            627,951*
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 5.3%*
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN*
--------------------------------------------------------------------------------

* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 181,785 shares.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            PETER H. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    2,268
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   2,268
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            433,931
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.7%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOSEPH COORS, JR.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    488,130*
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   488,130*
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            919,793*
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 7.6%*
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------
* Amounts beneficially owned and the percentage of ownership include the right to acquire beneficial ownership within 60 days of 400,994 shares.

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JEFFREY H. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    18,134
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   431,663
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   18,134
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     431,663
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            449,797
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 3.8%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            JOSEPH COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    784
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   62,500
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   784
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     62,500
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            63,284
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.5%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            DARDEN K. COORS
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) |X|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS (See Instructions)

            N/A
--------------------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
--------------------------------------------------------------------------------
       NUMBER OF           7     SOLE VOTING POWER

         SHARES                    41
                          ------------------------------------------------------
      BENEFICIALLY         8     SHARED VOTING POWER

        OWNED BY                   0
                          ------------------------------------------------------
          EACH             9     SOLE DISPOSITIVE POWER

       REPORTING                   41
                          ------------------------------------------------------
         PERSON            10    SHARED DISPOSITIVE POWER

          WITH                     0
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            41
--------------------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     |_|
         SHARES (See Instructions)


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            Approximately 0.0%
--------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (See Instructions)

            IN
--------------------------------------------------------------------------------

This Amendment No. 3 (this "Amendment") to the Schedule 13D originally filed with the Securities Exchange Commission (the "SEC") on March 30, 2000, as amended (the "Schedule 13D"), relates to common stock, $0.01 par value per share (the "Common Stock"), issued by CoorsTek, Inc. (the "Company") and is being filed to disclose (i) additional Reporting Persons and (ii) a change in the intent of the Reporting Persons. For convenience of reference, this Amendment amends and restates the Schedule 13D in its entirety.

ITEM 1.   SECURITY AND ISSUER

Item 1 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D relates to common stock, $0.01 par value per share, issued by the Company ("Common Stock").

The Company's principal executive offices are located at 16000 Table Mountain Parkway, Golden, Colorado 80403.

The Company designs and manufactures components and assemblies for semiconductor capital equipment and for telecommunications, electronics, automotive, medical and other industrial applications.

ITEM 2.   IDENTITY AND BACKGROUND

Item 2 to the Schedule 13D is amended and restated in its entirety to read as follows:

This Schedule 13D is filed on behalf of each of the following persons pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), with respect to Common Stock described in this Schedule 13D: the Adolph Coors, Jr. Trust; the Grover C. Coors Trust; the Herman F. Coors Trust; the May Kistler Coors Trust; the Augusta Coors Collbran Trust; the Bertha Coors Munroe Trust; the Louise Coors Porter Trust; the Joseph Coors Trust; the Janet H. Coors Irrevocable Trust fbo Frank E. Ferrin; the Janet H. Coors Irrevocable Trust fbo Joseph J. Ferrin; Janet H. Coors Irrevocable Trust fbo Frances M. Baker; William
K. Coors; John K. Coors; Peter H. Coors; Joseph Coors, Jr.; Jeffrey H. Coors; Joseph Coors; and Darden K. Coors (collectively, the "Reporting Persons").

The Reporting Persons are making a single joint filing pursuant to Rule 13d-1(k)(1).

The Reporting Persons are filing this Statement because they may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act, with respect to the transaction described in Item 4 of this Schedule 13D. Except as expressly otherwise set forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the shares of Common Stock beneficially owned by any other Reporting Person or any other person.

          A.  Trusts

Name               Principal Place                State of                  Principal              Trustees
                   of Business                    Organization              Business
----               -----------                    ------------              --------               --------
Adolph Coors,      c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Jr. Trust          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
                   Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries       J. Bradford Coors
                                                                                                   Melissa E. Coors

Grover C.          c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Coors Trust        Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors
                   Golden, Colorado 80401         Colorado                  benefit of a class     Joseph Coors, Jr.
                                                                            of beneficiaries       Jeffrey H. Coors
                                                                                                   Peter H. Coors
                                                                                                   John K. Coors

Herman F.          c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Coors Trust        Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors
                                                                                                   Darden K. Coors

May Kistler        c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Coors Trust        Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Augusta Coors      c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Collbran Trust     Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Bertha Coors       c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Munroe Trust       Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Louise Coors       c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Porter Trust       Mail Stop VR 900               laws of the state of      assets for the         Joseph Coors, Jr.
                   Golden, Colorado 80401         Colorado                  benefit of a class     Jeffrey H. Coors
                                                                            of beneficiaries       Peter H. Coors
                                                                                                   John K. Coors

Joseph Coors       c/o Adolph Coors Company       Administered under the    To manage trust        Joseph Coors
Trust              Mail Stop VR 900               laws of the state of      assets for the         William K. Coors
                   Golden, Colorado 80401         Colorado                  benefit of a class     Joseph Coors, Jr.
                                                                            of beneficiaries       Jeffrey H. Coors
                                                                                                   Peter H. Coors

Janet H. Coors     c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Trust fbo          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
Frank E. Ferrin    Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries


Name               Principal Place                State of                  Principal              Trustees
                   of Business                    Organization              Business
----               -----------                    ------------              --------               --------
Janet H. Coors     c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Trust fbo          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
Joseph J. Ferrin   Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries

Janet H. Coors     c/o Adolph Coors Company       Administered under the    To manage trust        William K. Coors
Trust fbo          Mail Stop VR 900               laws of the state of      assets for the         Jeffrey H. Coors
Frances M. Baker   Golden, Colorado 80401         Colorado                  benefit of a class     Peter H. Coors
                                                                            of beneficiaries


None of the above named trusts has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a judgment, decree or final order finding any violations with respect to such laws.

          B.  Natural Persons

Each of the following individuals is a trustee of one or more of the trusts identified in Item 2, subsection A. In addition, pursuant to Rule 13d-3, each of the trustees of the May Kistler Coors Trust may be deemed to beneficially own 431,663 shares of Common Stock held in that trust. Each trustee disclaims beneficial ownership of the shares of Common Stock held by that trust. Some of these individuals also are direct beneficial owners of Common Stock.

Name                  Business Address                                    Present Principal Occupation
----                  ----------------                                    ----------------------------
Darden K. Coors       c/o Graphic Packaging International Corporation     Counsel of Graphic Packaging International
                      81 Hall Street                                      Corporation ("Graphic Packaging"), a
                      Concord, New Hampshire 03301                        company in the packaging-based business.

J. Bradford Coors     c/o Adolph Coors Company                            General Manager of Adolph Coors Company
                      311 10th Street, Mail #BC400                        ("Coors"), a holding company for beer and
                      Golden, Colorado 80401                              other consumer beverage manufacturing
                                                                          businesses.

Jeffrey H. Coors      c/o Graphic Packaging International Corporation     Chairman, President, and a director of
                      4455 Table Mountain Drive                           Graphic Packaging.
                      Golden, Colorado 80403

John K. Coors         c/o CoorsTek, Inc.                                  Chairman, Chief Executive Officer, President
                      16000 Table Mountain Parkway                        and director of the Company.
                      Golden, Colorado 80403

Joseph Coors          c/o Adolph Coors Company                            Director Emeritus of Graphic Packaging;
                      311 10th Street, Mail #NH311                        Director Emeritus of Coors.
                      Golden, Colorado 80401

Joseph Coors, Jr.     c/o CoorsTek, Inc.                                  Retired.
                      16000 Table Mountain Parkway
                      Golden, Colorado 80403

Melissa Eaton         c/o Coors Brewing Company                           Denver Venue Manager for Coors Brewing
Coors                 311 10th Street, Mail #NH495                        Company ("Coors Brewing"), a brewery and
                      Golden, Colorado 80401                              subsidiary of Coors.

Name                  Business Address                                    Present Principal Occupation
----                  ----------------                                    ----------------------------
Peter H. Coors        c/o Adolph Coors Company                            Chief Executive Officer, President, and a
                      311 10th Street, Mail #NH300                        director of Coors; Chairman of Coors
                      Golden, Colorado 80401                              Brewing.

William K. Coors      c/o Adolph Coors Company                            Director Emeritus of the Company; Director
                      311 10th Street, Mail #NH311                        of Graphic Packaging; Chairman of the Board
                      Golden, Colorado 80401                              of Coors.


None of the above named persons has, during the last five years, (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

    All of the above named persons are citizens of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 to the Schedule 13D is amended and restated in its entirety to read as follows:

All shares of the Common Stock held by the Reporting Persons other than Joseph Coors, Jr. and John K. Coors were acquired in the spin-off of the Company from Graphic Packaging (formerly known as ACX Technologies, Inc.). One share of the Company's Common Stock was distributed for every four shares of common stock of Graphic Packaging held by the Reporting Persons under the Company's Registration Statement on Form 10, initially filed with the SEC under the Act on October 6, 1999. All of the shares of Common Stock beneficially owned by Joseph Coors, Jr. and John K. Coors were acquired in the spin-off of the Company from Graphic Packaging, except for certain shares of Common Stock purchased in the open market or upon the exercise of options, with such individual's personal funds, either through the exercise of outstanding employee stock options or the Company's employee stock purchase plan.

In connection with the proposed transaction described in Item 4, an affiliate of Keystone Holdings LLC has received a commitment letter from Wells Fargo, dated November 11, 2002, pursuant to which Wells Fargo will, subject to certain conditions, make available to an affiliate of Keystone Holdings LLC an advancing term loan for the purpose of consummating the transaction.

This summary of the commitment letter does not purport to be complete and is qualified in its entirety by reference to the complete text of the commitment letter attached as Exhibit 99.3.

ITEM 4.   PURPOSE OF TRANSACTION.

Item 4 to the Schedule 13D is amended and restated in its entirety to read as follows:

On November 11, 2002, John K. Coors, in his capacity as manager of Keystone Holdings LLC, delivered a letter to the Board of Directors of the Company proposing, subject to certain conditions, an acquisition of all of the outstanding shares of common stock, par value $0.01 per share (the "Common Stock") of the Company not currently owned, directly or indirectly, by the Reporting Persons (the "Public Shares"). Keystone Holdings LLC is a Delaware limited liability company owned by certain of the trusts and John K. Coors.

The proposed transaction would, if consummated, be effected through a tender offer for all outstanding Public Shares, followed by a merger between the Company and a company to be formed for the purpose of effecting the tender offer and merger. In the tender offer and the follow-on merger, holders of Public Shares would receive $21.00 in cash per share of Common Stock, which would represent a premium of approximately 31% over the closing price per share of Common Stock on November 8, 2002.

The required financing for the proposed transaction is available from existing funds and a new bank facility with respect to which a commitment letter has been obtained, a copy of which is attached as Exhibit 99.3.

Consummation of the proposed transaction would be subject to, among other things, (a) the execution of definitive merger and financing agreements, (b) no material adverse change in the business or prospects of the Company, (c) redemption of the CoorsTek Series A Junior Participating Preferred Stock Rights to the extent necessary for the proposed transaction to proceed without triggering such rights, (d) a minimum tender condition of that number of Public Shares which, when added to the shares of Common Stock already owned by the Reporting Persons, equals at least 90% of all outstanding Common Stock, and (e) any necessary regulatory approvals.

Keystone Holdings LLC has indicated that it is prepared to leave its proposal open until November 26, 2002, but reserves the right to amend or withdraw its proposal and to terminate further discussions at any time prior to the execution of definitive agreements.

IMPORTANT INFORMATION: A MERGER OR TENDER OFFER FOR THE OUTSTANDING SHARES OF THE COMPANY COMMON STOCK HAS NOT YET COMMENCED. IF A MERGER OR TENDER OFFER COMMENCES, EACH SECURITY HOLDER OF THE COMPANY SHOULD READ THE PROXY STATEMENT OR TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER OR TENDER OFFER. ONCE A FILING IS MADE, SECURITY HOLDERS OF THE COMPANY CAN OBTAIN THE PROXY STATEMENT OR TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION FOR FREE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEB SITE AT HTTP://WWW.SEC.GOV.

This summary of the offer letter to the Board of Directors of the Company does not purport to be complete and is qualified in its entirety by reference to the complete text of the proposal letter attached as Exhibit 99.2.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

Item 5 to the Schedule 13D is amended and restated in its entirety to read as follows:

With respect to each Reporting Person, the information relating to the amount of shares beneficially owned, the percent of class, and number of shares as to which such person has sole or shared power to vote or direct the vote, or to dispose or to direct the disposition, are incorporated by reference from such Reporting Person's cover page.

The aggregate number of shares beneficially owned by all Reporting Persons covered by this filing, including shares underlying options with the right to acquire beneficial ownership within 60 days, is 3,785,448 or 31.5% of the Company's Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 to the Schedule 13D is amended and restated in its entirety to read as follows:

William K. Coors, Joseph Coors, Peter H. Coors, Joseph Coors, Jr., Jeffrey H. Coors, J. Bradford Coors, Melissa E. Coors, and John K. Coors presently serve or in the past served as trustees of one or more of the Adolph C. Coors, Jr. Trust, the Grover C. Coors Trust, the May Kistler Coors Trust, the Herman F. Coors Trust, the Augusta Coors Collbran Trust, the Bertha Coors Munroe Trust, the Louise Coors Porter Trust, the Joseph Coors Trust, the Janet H. Coors Irrevocable Trust fbo Frank E. Ferrin, the Janet H. Coors Irrevocable Trust fbo Joseph F. Ferrin, and the Janet H. Coors Irrevocable Trust fbo Frances M. Baker.

Each trust has three or more trustees. Under the trust agreement evidencing each of the trusts (other than the May Kistler Coors Trust), the affirmative vote of a majority of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust. Under the trust agreement evidencing the May Kistler Coors Trust, the affirmative vote of all of the trustees is required to determine how shares of Common Stock held by the trust will be voted or to dispose of any shares of Common Stock held by the trust.

In connection with the proposed acquisition, an affiliate of Keystone Holdings LLC has received a commitment letter from Wells Fargo, dated November 11, 2002, pursuant to which Wells Fargo will, subject to certain conditions, make available to an affiliate of Keystone Holdings LLC an advancing term loan for the purpose of consummating the transaction. A copy of the commitment letter is attached as Exhibit 99.3.

Except as described herein, no Reporting Person nor J. Bradford Coors nor Melissa E. Coors is a party to any contract, arrangement, or understanding with respect to the Common Stock.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Item 7 to the Schedule 13D is amended and restated in its entirety to read as follows:

The following Exhibits are incorporated in the Schedule 13D filed by the Reporting Persons with respect to the Company:

          99.1      Joint Filing Agreement.

          99.2 Offer Letter from Keystone Holdings LLC to the Company dated November 11, 2002.

          99.3      Commitment Letter from Wells Fargo, dated November 11, 2002.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        NOVEMBER 12, 2002
                                        ---------------------------------------
                                        Date

                                         /s/ JOHN K. COORS
                                        ---------------------------------------
                                        Signature

                                        JOHN K. COORS, IN HIS INDIVIDUAL
                                        CAPACITY AND AS ATTORNEY-IN-FACT
                                        ---------------------------------------
                                        Name/Title

                                        Power of Attorney for Adolph Coors, Jr.
                                        Trust, Grover C. Coors Trust, May
                                        Kistler Coors Trust, Herman F. Coors
                                        Trust, William K. Coors, Joseph Coors,
                                        Jr., and Jeffrey H. Coors, filed
                                        February 14, 2001

                                        Power of Attorney for Augusta Coors
                                        Collbran Trust, Bertha Coors Munroe
                                        Trust, Louise Coors Porter Trust, Joseph
                                        Coors Trust, Janet H. Coors Irrevocable
                                        Trust fbo Frank E. Ferrin, Janet H.
                                        Coors Irrevocable Trust fbo Joseph J.
                                        Ferrin, Janet H. Coors Irrevocable Trust fbo Frances M. Baker, Joseph Coors, Peter H. Coors, J. Bradford Coors, and Darden K. Coors, filed as Exhibit 99.1 to this filing

                                                                    EXHIBIT 99.1

                            JOINT FILING AGREEMENT


The undersigned hereby agree that the statement on Schedule 13D dated March 30, 2000, as amended, with respect to the Common Stock of CoorsTek, Inc., a Delaware corporation, is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

The undersigned who have not previously appointed John K. Coors as each of our true and lawful special attorney for the limited purpose of, and with full power and authority to act on our behalf in all manners concerning the filing of the
Schedule 13D and of amendments to the Schedule 13D, hereby constitute and appoint John K. Coors to act in such capacity on our behalf.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original, but all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have each executed this Joint Filing Agreement as of November 8, 2002.

                                /s/ JOHN K. COORS
                               ---------------------------------------------
                               Signature

                               John K. Coors, in his individual capacity and as Attorney-in-Fact
                               Name/Title

                               Power of Attorney for Adolph Coors Jr. Trust, Grover C. Coors Trust, May K. Coors Trust, Herman F. Coors Trust, William K. Coors, Joseph Coors, Jr., and Jeffrey H. Coors, each filed February 14, 2001


                               Augusta Coors Collbran Trust

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee

                                    By:  /s/ JOHN K. COORS
                                        --------------------------
                                    Name: John K. Coors
                                    Title: Trustee


                               Bertha Coors Munroe Trust

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee

                                    By:  /s/ JOHN K. COORS
                                        --------------------------
                                    Name: John K. Coors
                                    Title: Trustee


                               Louise Coors Porter Trust

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee

                                    By:  /s/ JOHN K. COORS
                                        --------------------------
                                    Name: John K. Coors
                                    Title: Trustee

                               Joseph Coors Trust

                                    By:  /s/ JOSEPH COORS
                                        --------------------------
                                    Name: Joseph Coors
                                    Title: Trustee

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee


                               Janet H. Coors Irrevocable Trust FBO Frank E. Ferrin

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee

                               Janet H. Coors Irrevocable Trust FBO Joseph E. Ferrin

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee


                               Janet H. Coors Irrevocable Trust FBO Frances
                               M. Baker

                                    By:  /s/ WILLIAM K. COORS
                                        --------------------------
                                    Name: William K. Coors
                                    Title: Trustee

                                    By:  /s/ JEFFREY H. COORS
                                        --------------------------
                                    Name: Jeffrey H. Coors
                                    Title: Trustee

                                    By:  /s/ PETER H. COORS
                                        --------------------------
                                    Name: Peter H. Coors
                                    Title: Trustee


                                /s/  JOSEPH COORS
                               -----------------------------------
                               Joseph Coors


                                /s/ PETER H. COORS
                               -----------------------------------
                               Peter H. Coors


                                /s/ J. BRADFORD COORS
                               -----------------------------------
                               J. Bradford Coors


                                /s/  DARDEN K. COORS
                               -----------------------------------
                               Darden K. Coors

                                                                     EXHBIT 99.2


                              Keystone Holdings LLC
                                 Mail Stop VR900
                                  P.O. Box 4030
                           Golden, Colorado 80401-0030


                                November 11, 2002


Board of Directors
CoorsTek, Inc.
16000 Table Mountain Parkway
Golden, Colorado  80403


            On behalf of certain members of the Coors family and related trusts (the "Family Shareholders") who own shares in CoorsTek, Inc. (the "Company"), we are pleased to propose an acquisition of all of the outstanding shares of common stock, par value $.01 per share (the "Common Stock"), of the Company not currently owned, directly or indirectly, by the Family Shareholders (the "Public Shares"). The proposed transaction would be effected through a tender offer for all outstanding Public Shares, followed by a merger between the Company and an entity to be formed by us for the purpose of effecting the tender offer and merger. In the tender offer and the follow-on merger, holders of Public Shares would receive $21.00 in cash per share of Common Stock, which represents a premium of approximately 31% over the closing price per share of Common Stock on November 8, 2002. The required financing for the proposed transaction is available from existing funds and a new bank facility with respect to which a commitment letter has been obtained.

            We anticipate that some or all of the independent members of the Board of Directors of the Company ("Independent Directors"), will evaluate our proposal and in connection therewith may choose to engage their own advisors. In this connection, please note that the Family Shareholders do not have any interest in selling stock in the Company and therefore would not under any circumstances support an alternative transaction.

            We are prepared to move forward promptly to consummate the proposed transaction. Shortly we will provide to the Independent Directors a draft of a proposed merger agreement setting forth customary terms and conditions for a transaction of this type. Consummation of the proposed transaction would be subject to, among other things, (a) the execution of definitive merger and financing agreements, (b) no material adverse change in the business or prospects of the Company, (c) redemption of the CoorsTek Series A Junior Participating Preferred Stock Rights to the extent necessary for the proposed transaction to proceed without triggering such rights, (d) a minimum tender condition of that number of Public Shares which, when added to the shares of Common Stock already owned by the Family Shareholders, equals at least 90% of all outstanding Common Stock, and (e) any necessary regulatory approvals.

Board of Directors
CoorsTek, Inc.
November 11, 2002
Page Two


            Following consummation of the proposed transaction, we expect that the Company will continue to operate its business as currently conducted. We do not anticipate seeking changes in the Company's management as a result of the transaction.

            We believe that our offer represents significant value for the Company's stockholders, and look forward to discussing our proposed transaction with the Independent Directors and their advisors. We are prepared to leave our proposal open until November 26, 2002, but we reserve the right to amend or withdraw this proposal and to terminate further discussions at any time prior to our execution of definitive agreements. Please let us know at your earliest convenience how you wish to proceed.

                                       Very truly yours,

                                       KEYSTONE HOLDINGS LLC


                                       By /s/ JOHN K. COORS
                                         --------------------------------------
                                          John K. Coors, Manager

                                                                    EXHIBIT 99.3


                                          November 11, 2002


Mr. John K. Coors
Keystone Financing LLC
MS VR900
P.O. Box 4030
Golden, CO 80401-0030

Dear John:

      This letter is to confirm that WELLS FARGO BANK, NATIONAL ASSOCIATION ("Bank"), subject to all terms and conditions contained herein, has agreed to make the credit described below available to Keystone Financing LLC ("Borrower"):

      An advancing term loan under which Bank will make advances to Borrower from time to time up to and including the end of six months after loan closing, not to exceed the aggregate principal amount of Two Hundred Million Dollars ($200,000,000.00) ("Loan"), the proceeds of which shall be used to provide short and long term financing to conduct a tender offer for outstanding shares of CoorsTek, Inc., and which shall be converted on such date to a term loan, as described more fully below.

LOAN:

      LIMITATION ON BORROWINGS. Notwithstanding any other provision of this letter, the aggregate amount of all outstanding borrowings under the Loan shall not at any time exceed a maximum of Two Hundred Million Dollars.

      BORROWING AND REPAYMENT. Borrower may from time to time during the first six months after the closing of the Loan borrow and partially or wholly repay its outstanding borrowings, provided that amounts repaid may not be reborrowed; provided, further however, that the total outstanding borrowings under the Term Commitment shall not at any time exceed the maximum principal amount available thereunder, as set forth above.

      At the end of six months from the closing of the Loan, Borrower shall no longer have the right to borrow and the outstanding principal balance of the Loan shall be due and payable in full; provided, however, that so long as Borrower is in compliance on said date with all terms and conditions of all documents relating to the Loan, including no adverse change relating to Borrower or Collateral and no default, the Loan will convert to a term note in the amount of the lesser of (a) the amount of advances made as of such date, or (b) $140,000,000. The principal amount outstanding under the Loan in excess of $140,000,000 shall be due and payable on such date. Upon such conversion, the principal amount converted shall be due and payable sixty months from the conversion date.

      During the term of the Loan, interest shall be payable on a quarterly basis.

      PREPAYMENT. All prepayments of principal on any advance under the Loan Limit prior to the end of the applicable LIBOR tranche shall be subject to Bank's standard fixed rate prepayment fee in effect at the time the promissory note evidencing such advance is signed. All prepayments shall be applied on the most remote principal installment or installments then unpaid.

Mr. John K. Coors
November 11, 2002
Page 2

COLLATERAL:

      As security for all indebtedness of Borrower to Bank Borrower shall grant to Bank on or prior to closing perfected security interests of first priority in Adolph Coors Company (NYSE: RKY) Class B shares with a market value of at least $500,000,000 (the "Collateral") to be held in a custody account with Wells Fargo Bank during the term of the Loan. The initial number of shares comprising the Collateral shall be maintained with Bank as collateral throughout the term of the Loan. The Collateral shall be free of any restrictive legend and Bank shall be provided with all necessary documents and consents to allow Bank to exercise all available remedies against the Collateral if necessary.

      In addition, the outstanding principal amount of the Loan shall not at any time exceed fifty percent (50%) of the value of the Collateral. In the event the value of the Collateral, for any reason and at any time, is less than the required amount, Borrower shall, within ten (10) business days, make a principal reduction on the loan or provide additional collateral of a nature satisfactory to Bank, in either case in amounts or with values sufficient to achieve the required value.

      All dividends from the Collateral shall be deposited into a restricted account with Bank, pursuant to which Bank will be authorized to withdraw funds sufficient to make all payments of debt service on the loan. Dividends not needed for the payment of debt service of the Loan shall be returned to the Borrower.

      Borrower shall reimburse Bank immediately upon demand for all costs and expenses incurred by Bank in connection with any of the foregoing security, including without limitation, filing and recording fees and costs of appraisals, audits and title insurance.

INTEREST/FEES:

      INTEREST. The outstanding principal balance of the Loan shall bear interest as follows:

      Prior to conversion: At a fixed rate per annum determined by Bank to be eight-tenths of one percent (0.80%) above LIBOR calculated for a one month term.

      After conversion: At a fixed rate per annum determined by Bank to be eight-tenths of one percent (0.80%) above LIBOR calculated for a one, three or six month term as chosen by the Borrower.

      The calculation of the LIBOR interest rate shall be in accordance with Bank's standard terms and conditions.

      COMPUTATION AND PAYMENT. Interest shall be computed on the basis of a 360-day year, actual days elapsed, and shall be payable at the times and place set forth in any promissory note or other instrument or document executed by Borrower to evidence any extension of credit by Bank.

      COMMITMENT FEE. Borrower shall pay to Bank a non-refundable commitment fee for the Loan equal to one half of one percent (0.50%) of the amount converted, which fee shall be due and payable in full on the date of conversion.

Mr. John K. Coors
November 11, 2002
Page 3

      CUSTODIAL FEE. Borrower shall pay a fee of 0.03% per annum based on the market value of securities held in custody, such fee to be due and payable each quarter.

      COMPENSATING BALANCES. Borrower shall maintain with Bank average free collected deposit balances ("Compensating Balances"), calculated on a quarterly basis, equal to Twenty Five Million Dollars ($25,000,000.00). To the extent such Compensating Balances are not maintained, Borrower shall pay to Bank a fee or adjust the interest rate on the Loan in an amount to be determined by Bank based on the prevailing market conditions at the time of such deficiency and in proportion to the amount of the balance deficiency.

CONDITIONS PRECEDENT:

      Prior to Bank's extension to Borrower of any credit contemplated by this letter, all of the following shall have occurred:

      LOAN DOCUMENTS. Borrower shall have executed, or caused to be executed by any other party required hereby, and delivered to Bank, any and all promissory notes, contracts, instruments and other documents, including without limitation a comprehensive loan agreement, required by Bank to evidence Bank's extension of extension of credit pursuant to the terms and conditions of this letter, all of which shall be in form and substance satisfactory to Bank and shall include, in addition to the terms and conditions of this letter, such representations, warranties, conditions, covenants, events of default and other provisions as Bank deems appropriate.

      FINANCIAL CONDITION. There shall have been no material adverse change, as determined by Bank, in the financial condition or business of Borrower, nor any material decline, as determined by Bank, in the market value of any collateral required hereunder or a substantial or material portion of the assets of Borrower.

      EXERCISE OF REMEDIES. Borrower shall furnish to Bank all documents necessary to enable bank to comply with all applicable securities laws in connection with any sale by Bank of the Collateral. Such documents shall include, but not be limited to, all documents necessary to enable Bank to sell the Collateral in compliance with SEC Rule 144.

      At closing, Borrower shall furnish to Bank an initial calculation of the volume, timing and other limitations imposed by applicable securities laws, including Rule 144, on the Bank's ability to liquidate the Collateral.

      COMPLIANCE WITH LAWS. Borrower shall provide evidence satisfactory to Bank in its sole discretion, concerning compliance with all applicable laws, including but not limited to, securities and fraudulent transfer and conveyance laws.

      Such evidence shall include, but not be limited to the following:

      o Legal opinion in a form acceptable to Wells Fargo provided by legal counsel for the Coors Family Trusts (the "Trusts") addressing, among other things:
         o the authority of the Trusts to consummate the proposed transaction and to form Borrower
         o  the Trusts' authority to transfer unencumbered assets into Borrower

Mr. John K. Coors
November 11, 2002
Page 4

         o the existence and nature, if any, of potential claims against the Trusts' assets transferred to Borrower
      o Legal opinion in a form acceptable to Wells Fargo provided by legal counsel for Borrower addressing, among other things, enforceability of loan documents and Borrower's ability to pledge the Collateral.
      o Legal opinion in a form acceptable to Wells Fargo provided by chief counsel of the Adolph Coors Company regarding any restrictions on Wells Fargo's ability to liquidate the Collateral, including, but not limited to confirmation of Bank's ability to sell Collateral pursuant to an exemption from Registration granted by SEC Rule 144.

COVENANTS:

      The loan agreement required by Bank shall include such covenants as Bank may require, which may include, without limitation, (a) covenants obligating Borrower, and any other party as required by Bank, to: provide financial statements; preserve and maintain its facilities; maintain insurance; pay taxes and other indebtedness when due; notify Bank of litigation; and maintain Borrower's financial condition at levels and in accordance with standards acceptable to Bank; and (b) covenants restricting the ability of Borrower, or any other party, to: invest in fixed assets; incur lease obligations; borrow from others; create or permit liens on assets; merge; change the nature of Borrower's business; sell a substantial part of Borrower's assets; make loans or investments; pay dividends or redeem stock; or guaranty debts of others.

      Without limiting the covenants which Bank may require in the loan agreement with Borrower, Bank has determined that such document will include Borrower's agreement:

      FINANCIAL STATEMENTS. To provide to Bank all of the following, in form and detail satisfactory to Bank:

      (a) not later than ninety (90) days after and as of the end of each fiscal year, a financial statement of Borrower, prepared by a firm of certified public accountants acceptable to Bank, to include balance sheet, income statement, statement of cash flow and application of funds statement, and within ten (10) days after filing, but in no event later than each April 15, unless Borrower has provided bank with evidence of the granting of an extension for such filing, copies of Borrower's filed federal income tax returns for such year;

      (b) contemporaneously with each annual financial statement of Borrower, a certificate of a manager of Borrower that said financial statements are accurate and that there exists no default nor any condition, act or event which with the giving of notice or the passage of time or both would constitute a default;

      (c) from time to time such other information as Bank shall reasonably request.

      LITIGATION. To promptly give notice in writing to Bank of any litigation pending or threatened against Borrower with a claim in excess of $1,000,000.00.

      OTHER INDEBTEDNESS. Not to create, incur, assume or permit to exist any indebtedness or liabilities resulting from borrowings, loans or advances, whether secured or unsecured, matured or unmatured, liquidated or unliquidated, joint or several, except (a) the liabilities of Borrower to Bank, (b) indebtedness of Borrower to any member or members of Borrower in an aggregate amount not to exceed $50,000,000 incurred in connection with the conversion of the Loan,

Mr. John K. Coors
November 11, 2002
Page 5

which indebtedness shall be completely subordinated in right of repayment to the Loan, and (c) any other existing liabilities disclosed by Borrower to, and deemed acceptable by, Bank prior to Bank's extension of any credit to Borrower.

      MERGER, CONSOLIDATION, TRANSFER OF ASSETS. Not to merge into or consolidate with any other entity; nor to make any substantial change in the nature of Borrower's business as presently conducted; nor to acquire all or substantially all of the assets of any other entity; nor to sell, lease, transfer or otherwise dispose of all or a substantial or material portion of Borrower's assets except in the ordinary course of its business.

      GUARANTIES. Not to guarantee or become liable in any way as surety, endorser (other than as endorser of negotiable instruments for deposit or collection in the ordinary course of business), accommodation endorser or otherwise for, nor to pledge or hypothecate any assets of Borrower as security for, any liabilities or obligations of any other person or entity, except any of the foregoing in favor of Bank.

      LOANS, ADVANCES, INVESTMENTS. Not to make any loans or advances to or investments in any person or entity, except any of the foregoing disclosed by Borrower to, and deemed acceptable by, Bank prior to Bank's extension of any credit to Borrower, and additional loans or advances to Keystone Acquisition Corp. in amounts not to exceed an aggregate of $200,000,000.00 outstanding at any one time.

      PLEDGE OF ASSETS. Not to mortgage, pledge, grant or permit to exist a security interest in, or lien upon, all or any portion of Borrower's assets now owned or hereafter acquired, except any of the foregoing in favor of Bank or which is disclosed by Borrower to, and deemed acceptable by, Bank prior to Bank's extension of any credit to Borrower.

ADDITIONAL TERMS AND PROVISIONS:

      Whether or not any credit is extended to Borrower or a loan agreement or any other documents are agreed to and executed, Borrower shall be liable for and shall pay to Bank, immediately upon demand, the full amount of all payments, advances, charges, costs and expenses, including reasonable attorneys' fees (to include outside counsel fees and all allocated costs of Bank's in-house counsel), expended or incurred by Bank in connection with the negotiation and/or preparation of this letter, any such loan agreement, and any other contracts, instruments and documents required hereunder or thereunder.

      This letter shall be governed by and construed in accordance with the laws of the State of Colorado. Upon the demand of any party, any action, dispute, claim or controversy of any kind, whether in contract or tort, statutory or common law, legal or equitable, arising under or in any way pertaining to this letter or any extensions of credit or other activities, transactions or obligations of any kind related hereto, shall be resolved by binding arbitration administered by the American Arbitration Association ("AAA") in accordance with the AAA Commercial Arbitration Rules and the Federal Arbitration Act (Title 9 of the United States Code), notwithstanding any conflicting choice of law provision herein. Bank's current standard provision governing arbitration of disputes is deemed incorporated herein as though set forth in full and shall be included in full in the loan agreement and/or other contracts, instruments and documents required hereby. Any party who fails or refuses to submit to arbitration following a lawful demand by any other party shall bear all costs and expenses incurred by such other party in compelling arbitration.

Mr. John K. Coors
November 11, 2002
Page 6

      The commitment set forth herein is personal to Borrower and may not be transferred or assigned without the prior written consent of Bank. Neither this letter, nor any portions hereof, may be disclosed or exhibited to any person or entity without the prior written consent of Bank.

      Bank reserves the right to terminate this commitment at any time prior to receipt by Bank of a copy of this letter executed below by Borrower.

     Your acknowledgment of this letter shall constitute acceptance of the foregoing terms and conditions. Unless accepted or terminated, this commitment shall expire on December 8, 2002. If the loan documentation required by Bank hereunder is not completed and the credit contemplated hereunder has not been extended by Bank to Borrower for any reason by January 7, 2003, then this commitment shall expire on said date.

                                       Sincerely,

                                       WELLS FARGO BANK,
                                         NATIONAL ASSOCIATION


                                       /s/ LIZ O'CONNOR

                                       By: Liz O'Connor
                                       Title: Vice President


Acknowledged and accepted as of November 11, 2002:
                                -----------------

KEYSTONE FINANCING LLC

By: /s/ WILLIAM K. COORS
   ----------------------------
Title: Manager


By: /s/ JEFFREY H. COORS
   ----------------------------
Title: Manager